UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-38455

MorphoSys AG

(Exact name of registrant as specified in its charter)

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Exhibits

99.1	Press Release, dated June 20, 2024

99.2	Delisting Agreement, dated June 20, 2024, among MorphoSys AG, Novartis AG and Novartis BidCo AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MorphoSys AG

Date: June 20, 2024	By:	/s/ i.V. Julia Neugebauer
		Name:	Dr. Julia Neugebauer
		Title:	Global Head of IR

Date: June 20, 2024	By:	/s/ i.A. Isabelle Degbegni
		Name:	Isabelle Degbegni
		Title:	Director Investor Relations